SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007
OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from to
Commission File Number 1-5627
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ITT SALARIED INVESTMENT AND SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ITT CORPORATION
4 WEST RED OAK LANE, WHITE PLAINS, NY 10604

ITT SALARIED INVESTMENT AND SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	F-2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	F-3

Notes to Financial Statements as of December 31, 2007 and 2006 and For the Year Ended December 31, 2007	F-4 - F-11

SUPPLEMENTAL SCHEDULE—

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007	F-12 - F-41

Exhibit 23 — Consent of Independent Registered Public Accounting Firm	F-42
EX-23: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

These financial statements have been prepared from the Company’s books and records after making all necessary adjustments thereto, and they represent the final statements for the period ended December 31, 2007.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment and Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
ITT SALARIED INVESTMENT AND SAVINGS PLAN

BY:	/s/ Geovanna Chan
(Geovanna Chan, Director Benefits Administration & Financial Reporting)

June 24, 2008
(Date)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of the
ITT Salaried Investment and Savings Plan
New York, NY
We have audited the accompanying statements of net assets available for benefits of the ITT Salaried Investment and Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2007 financial statements taken as a whole.
/s/  Deloitte & Touche LLP
June 24, 2008

ITT SALARIED INVESTMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
($ IN THOUSANDS)

	December 31,
	2007	2006

Assets:

Investments — at fair value as determined by quoted market price:
Cash and cash equivalents	$50,939	$23,720
Common stock	1,056,874	880,009
Mutual funds	253,897	295,053
U.S. government securities	31,785	34,289
Preferred stock	898	—
Corporate bonds	8,416	1,048
Participant loans	25,389	24,956
Brokerage account	7,020	5,202

Total investments — at fair value as determined by quoted market price	1,435,218	1,264,277

Investments — at estimated fair value:
Guaranteed investment contracts	614,749	602,499
Common collective trusts	352,015	372,708

Total investments — at estimated fair value	966,764	975,207

Total investments	2,401,982	2,239,484

Receivables:
Dividends	1,944	1,537
Interest	681	481
Employer contributions	—	896
Participant contributions	—	2,713
Unsettled security sales	1,249	1,769

Total receivables	3,874	7,396

Collateral held under securities lending agreement	170,862	—

Total Assets	2,576,718	2,246,880

Liabilities:
Liability to return collateral held under securities lending agreements	170,862	—
Accrued financial services expense	1,165	1,258
Unsettled security purchases	3,828	265

Total liabilities	175,855	1,523

Net assets available for benefits at fair value	2,400,863	2,245,357

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,282)	1,219

Net assets available for benefits	$2,397,581	$2,246,576

The accompanying notes to financial statements are an integral part of the above statements.

ITT SALARIED INVESTMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
($ IN THOUSANDS)

Year ended
December 31, 2007
ADDITIONS:

Investment income:
Net appreciation in fair value of investments	$136,522
Dividends	33,819
Interest	37,599

Total investment income	207,940

Contributions:
Participants	79,330
Employer	24,861

Total contributions	104,191

Asset rollovers	6,964

Total additions	319,095

DEDUCTIONS:
Withdrawals and distributions	(167,163)
Investment management and administrative expenses	(927)

Total deductions	(168,090)

INCREASE IN NET ASSETS	151,005

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,246,576

End of year	$2,397,581

The accompanying notes to financial statements are an integral part of the above statement.

ITT SALARIED INVESTMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR
ENDED DECEMBER 31, 2007
($ IN THOUSANDS)
1. DESCRIPTION OF THE PLAN
The following description of the ITT Salaried Investment and Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General—The Plan is a defined contribution plan generally covering all regular salaried U.S. employees of ITT Corporation (the “Company”). Employees are eligible to join the Plan on the first day of the calendar month following completion of one month of service. Part-time /temporary employees are eligible as of the first of the month following the completion of at least 1,000 hours of service in an anniversary year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions—
Employee—An eligible employee as defined in the Plan (“Member”) may generally elect to contribute 2% to 25% of base salary. A Member may designate his/her savings as Before-Tax Savings, After-Tax Savings, or any combination of the two. A Member who is considered a Highly Compensated Employee under the Plan may elect Plan savings up to a maximum of 14% of base salary as either Before-Tax Savings, After-Tax Savings, or any combination. Member contributions are subject to the dollar limitation contained in Section 402(g) of the Internal Revenue Code (the “Code”). Effective January 1, 2006, the Plan has been amended to provide that all salaried employees who first satisfy the eligibility requirements for participation in the Plan on or after January 1, 2006 and who have not elected a contribution rate, shall be deemed to have elected a 2% before-tax employee contribution rate, provided however, that at any time, such employee may elect to contribute at a different rate, including 0%, in accordance with the terms of the Plan.
Employer—An amount equal to 50% of a Member’s first 6% of base salary saved is matched by the Company. In addition, the Company contributes 1/2 of 1% of base salary to the Floor Company Contribution Account, as defined by the Plan, of each eligible Member. All Members have the ability to invest their Company contributions in any of the Plan’s investment options.
All Company contributions, if directed by Members into the ITT Stock Fund, including the future Company contributions to the Plan, have been deposited into the Employee Stock Ownership account (“ESOP”). All dividends associated with the Company contribution held in the ITT Stock Fund in the Plan are immediately 100% vested. In addition, Members can make an election regarding the payment of their ESOP dividends. Members can elect to have their ESOP dividends either reinvested in the ITT Stock Fund or paid to them in cash on a quarterly basis.
Effective April 1, 2006, the Plan has been amended to limit the amount that may be held in the ITT Stock Fund to 20% of a Member’s balance. Members whose investment in the ITT Stock Fund exceeded 20% of their total account balance immediately preceding the effective date of the amendment are permitted to remain invested in the ITT Stock Fund to a maximum of the level in effect immediately preceding the effective date. Members whose investment in the ITT Stock Fund was 20% or more of the Member’s total account balance immediately following the effective date of the amendment or on the last day of any quarter thereafter are not permitted to designate any new employee or Company contributions to the ITT Stock Fund.

Investment Direction—A Member may direct employee contributions and Company contributions, in any whole percentage, among any of twenty four investment options, and the Member can change his/her future savings and reallocate his/her accumulated investments in 1% increments on a daily basis among the twenty four funds, however, limited to a maximum of four fund reallocations or transfers in any calendar month, as defined below. The twenty four funds are as follows:
Stable Value Fund
Long Term Bond Fund
JPMCB SmartRetirement Income Fund
JPMCB SmartRetirement Fund 2010
JPMCB SmartRetirement Fund 2015
JPMCB SmartRetirement Fund 2020
JPMCB SmartRetirement Fund 2025
JPMCB SmartRetirement Fund 2030
JPMCB SmartRetirement Fund 2035
JPMCB SmartRetirement Fund 2040
JPMCB SmartRetirement Fund 2045
JPMCB SmartRetirement Fund 2050
Balanced Fund
Enhanced Equity Index Fund
Large Cap Core Plus Fund
Large Cap Value Fund
Large Cap Growth Fund
Global Equity Fund
International Equity Fund
Small Cap Core Fund
Small Cap Value Fund
Small Cap Growth Fund
ITT Stock Fund
Schwab Personal Choice Retirement Account (“PCRA”)
Member Accounts—Each Member’s account is credited with the Member’s contributions, Company contributions and an allocation of Plan earnings, withdrawals and Plan losses, net of administrative expenses and investment management fees. Allocations are based on Member account balances, as defined in the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from the Member’s vested account.
Plan accounts are valued and reconciled between the trustee and record keeper daily. Members can initiate transactions by using the Plan’s web site or by speaking to a Plan representative at the ITT Benefits Center (“Benefits Center”).
A Member or deferred Member may perform a maximum of four fund reallocations or transfers in any calendar month. A reallocation or a transfer shall be defined as a single reallocation or a single transfer, or as a series of reallocations and/or transfers taking place on a single business day.
A deferred Member is a Member who has terminated employment with the Company and has elected to either defer his account or did not make any election and therefore, his account was automatically deferred, the spouse beneficiary of a deceased Member or deferred Member, or an alternate payee designated as such pursuant to a domestic relations order as qualified by the Plan.

Vesting—Members are immediately vested in their contributions and the Company floor contributions plus earnings thereon. Member’s interests in matching Company contributions vest according to the following schedule, except as noted previously with respect to dividends on ESOP shares which are 100% vested:

Non-forfeitable
Years of Service	Percentage

Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%
As of December 31, 2007 and 2006, the cumulative matching Company contributions and floor Company contributions made on behalf of all Members, including a pro-rata share of investment income, were as follows:

	2007	2006
Vested	$967,200	$885,394
Non-vested	7,345	6,842

	$974,545	$892,236

Forfeitures—At December 31, 2007 and 2006, forfeited nonvested accounts totaled $704 and $463, respectively. During the year ended December 31, 2007, employer contributions were reduced by $704 from forfeited invested accounts.
Member Loans—A Member may request a loan in any specified whole dollar amount which must be at least one thousand dollars but which may not exceed the lesser of 50% of the vested account balance or fifty thousand dollars, reduced by the Member’s highest outstanding loan balance, if any, during the prior one-year period. The interest rate charged by the Plan is based on the prime rate plus 1%, set at the date of the loan origination, and remains the same throughout the term of the loan. General purpose loan terms range from one to sixty months. If the loan is used in the purchase of a primary residence, the loan term can be for a period of up to one hundred eighty months. Members may have two loans outstanding at the same time. Loans to Members at December 31, 2007 and 2006 were $25,389 and $24,956, respectively. The loans are secured by the balance in the Member’s account.
A terminated Member may continue to make periodic repayment on their loans after separation by contacting the Plan’s Benefits Center. However, no new loans can be requested after termination of employment.
Payment of Benefits—On termination of employment (including death, disability, or retirement), a Member or his/her surviving spouse beneficiary may elect to receive a lump-sum amount equal to the value of the Member’s vested interest in his/her account paid in cash or as a rollover to another qualified plan or an Individual Retirement Account (“IRA”), or periodic payments under one of two alternative installment options. In any case, a Member or his/her surviving spouse beneficiary whose vested account balance is more than five thousand dollars may elect to keep his/her account balance in the Plan until the year in which the Member reaches/would have reached age 70 1/2. Upon the death of a Member, with a non-spouse beneficiary, the distribution must be made within five years from the Member’s date of death in the form of a lump sum payment or annual fixed period installments, provided that the number of installments does not extend beyond five years from the date of the Member’s death.

Direct Rollover of Certain Distributions — If a Member leaves the Company for any reason, the Member is entitled to receive a distribution of the total vested value of his/her account. The distribution can be in a form of a rollover as follows:
(1)	Elective Rollover — A Member may elect a rollover distribution paid directly to not more than two eligible retirement plans as specified by the Member.

(2)	Mandatory Rollover —
(A)	If a Member’s account balance is greater than $1,000 but less than $5,001 and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to another qualified plan or an IRA within the election period, the account balance will be automatically rolled over to an IRA established in the Member’s name.

(B)	If a Member’s account balance is $1,000 or less and the Member fails to make an affirmative election to either receive the lump sum payment or have it directly rolled over to an another qualified plan or an IRA within the election period, the account balance will be automatically paid out to the Member.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates, Risks and Uncertainties—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment securities, such as common collective trusts and guaranteed investment contract. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value except for its benefit-responsive investment contract investments which are stated at fair value and then adjusted to contract value (Note 7). Quoted market prices are used to value investments except investments in common collective trusts, which are stated at estimated fair values based on the unit values of the underlying funds. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. The stable value fund includes synthetic guaranteed investment contracts whose underlying investments are stated at fair value. Fair value of the underlying investments is determined by the issuer of the synthetic Guaranteed Investment Contract (“GIC”) based on quoted market prices and a fair value estimate of the wrapper contracts. Fair market value of the wrappers is estimated by converting the basis points assigned to the wrap fees into dollars. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Member loans are valued at the outstanding loan balances.
In accordance with Financial Accounting Standards Board Staff Position, FSB AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution

Health and Welfare and Pension Plans, the statement of net assets available for benefits presents investment contracts at fair value, as well as providing an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.
In September 2006, Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS 157”) was issued and is effective for fiscal years beginning after November 15, 2007. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The impact on the financial statement disclosures is currently being assessed.
Expenses—The Plan pays for the administrative expenses of the Plan up to 0.25% of the market value of trust assets. In 2007, the Plan did not assess administrative expenses; however, $3,000 of excess administrative expense was reversed and applied to the Members’ accounts. The administrative credit applied to the Members’ accounts is reflected net of investment management and administrative expenses on the statement of changes in net assets available for benefits. The Company pays Plan administrative expenses which are not paid by the Plan. In addition an investment management fee is charged to each investment fund except for the ITT Stock Fund and the Schwab Personal Choice Retirement Account.
Payment of Benefits—Benefit payments to Members are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $229 and $73 at December 31, 2007 and 2006, respectively.
3. INVESTMENTS
The following presents investments that represent 5 percent or more of the Plan’s net assets available for benefits:

	December 31,
	2007		2006
ITT Corporation Common Stock, 10,803,822 and 12,010,688 shares, respectively, at fair value	$713,484		$682,447

Investment Contract with Bank of America, at contract value*	$207,976		$197,095

Investment Contract with Natixis Financial Products Inc. formerly, IXIS/CDC, at contract value*	$188,585		$178,108

Investment Contract with Monumental Life Insurance Company, at contract value*	$165,309		$176,804

JP Morgan Chase Bank US Smart Index Fund, (Managed Equity Index Fund) 4,063,019 and 8,460,749 shares, respectively, at fair value	*	*	$232,587

American Global New Perspective Fund (Global Equity Fund), 5,385,671 and 4,621,664 shares, respectively, at fair value	$182,790		$146,692

*	These investment contracts are part of the Stable Value fund investment option

**	This investment represents 5 percent or more of the Plan net assets in 2006

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $136,522, as follows:

Mutual funds	$1,846
Common stock	106,291
Common/collective trust	27,805
U.S. notes	464
Corporate notes	118
Other	(2)

Net appreciation	$136,522

4. SECURITIES LENDING
The Plan participates in a securities lending program through the trustee. Under this program, the Plan’s investment securities are loaned to investment brokers for a fee. Securities loaned are fully collateralized by cash. At December 31, 2007, $167,431 of the Plan’s securities were on loan under the Trustee’s securities lending program. The fair value of the collateral received as a percentage of the total current value of the securities on loan by the Plan was approximately 102%. Income from the program was $210 for the year ended December 31, 2007 and is recorded in Interest on the statement of changes in net assets available for benefits.
5. PLAN TRUSTEE
Effective January 1, 2006, the Plan changed its trustee from State Street Bank and Trust Company to Wells Fargo Bank, NA. Wells Fargo Bank, NA served as the Plan’s trustee for the period commencing with January 1, 2006 to present. Fees paid by the Plan for trustee services provided by Wells Fargo Bank, NA amounted to $272 for the year ended December 31, 2007.
6. FEDERAL INCOME TAX STATUS
The IRS has determined and informed the Company by letter dated February 12, 2004 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
7. INVESTMENT CONTRACTS WITH INSURANCE AND OTHER FINANCIAL INSTITUTIONS
The Plan provides a self managed stable value investment option to Members that includes synthetic guaranteed investment contracts which simulate the performance of a guaranteed investment contract through an issuer’s guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the Plan. The synthetic GIC includes underlying assets which are held in trust owned by the Plan and utilizes benefit-responsive wrapper contracts issued by Bank of America, N.A., Natixis Financial Products, Inc., JP Morgan Chase Bank and Monumental Life Insurance Co. The contracts provide that the Members execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less Member withdrawals. The interest rates are reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value. The rate cannot be less than 2%. Certain events such as plan termination or a plan merger initiated by the Company may limit the ability of the

Plan to transact at contract value or may allow for the termination of the wrapper contract at less than current value. The Company does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

Average yields:	2007	2006
Based on year-end average yield of investment (1)	5.16%	5.43%
Based on average yield credited to participants (2)	5.36%	5.21%

(1)	Computed by market value sum of the funds holding times their respective yields, divided by the sum of the holdings as of the stated reporting date.

(2)	Computed by the sum of the book value holdings times the crediting rate for the fund divided by the market value of the fund.
8. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
At December 31, 2007 and 2006, the Plan held 10,803,822 and 12,010,688 shares outstanding, respectively, of common stock of ITT Corporation, the Plan sponsor, with a cost basis of $253,100 and $276,266, respectively. During the year ended December 31, 2007, the Plan recorded related dividend income of $6,040 and net appreciation of $106,562.
Certain administrative functions are performed by the officers and employees of the Company (who may also be Members in the Plan) at no cost to the Plan.
Wells Fargo Bank, NA maintained short-term investments of $50,246 as of December 31, 2007.
Fees paid by the Plan for the investment management services were $3,656 for the year-ended December 31, 2007.
These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions from the Code and ERISA’s rules on prohibited transactions.
9. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Members will become 100% vested in their accounts.
10. ASSET TRANSFERS/ROLLOVERS
During 2007, no assets were transferred out and $6,964 was rolled over into the Plan.

11. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits reflected in the financial statements to the Plan’s Form 5500:

	As of
	December 31,
	2007	2006

Net assets available for benefits per the financial statements	$2,397,581	$2,246,576
Amounts allocated to withdrawing Members	(229)	(73)
Adjustment from fair value to contract value for fully benefit responsive investment contracts	3,282	(1,219)

Net assets available for benefits per the Form 5500	$2,400,634	$2,245,284

As of
December 31, 2007

Increase in net assets per the financial statements	$151,005
Adjustment from contract value to fair value for fully benefit responsive investment contracts	4,501
Add: Amounts allocated to withdrawing Members at December 31, 2006	73
Less: Amounts allocated to withdrawing Members at December 31, 2007	(229)

Net income per Form 5500	$155,350

The following is a reconciliation of withdrawals and distributions to Members according to the financial statements to the Form 5500:

Year Ended
December 31, 2007

Withdrawals and distributions per the financial statements	$167,163
Add: Amounts allocated to withdrawing Members at December 31, 2007	229
Less: Amounts allocated to withdrawing Members at December 31, 2006	(73)
Less: Amounts deemed distributed for tax purposes in 2007	(1,575)

Withdrawals and distributions per the Form 5500	$165,744

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	Cash			250
	JP Morgan Liquidity Fund	Money Market		692,782
*	Wells Fargo Short Term Investment Fund	Money Market		50,245,914
	US Treasury Bill	US Government Security, Par — 4,920,000 Maturity 2/21/08, Yield 4.610%	**	4,197,470
	United States Treasury Bonds	US Government Security, Par — 4,920,000 Maturity 2/15/36, Interest 4.500%	**	4,944,984
	United States Treasury Bonds	US Government Security, Par — 3,505,000 Maturity 2/15/37, Interest 4.750%	**	3,458,887
	United States Treasury Bonds	US Government Security, Par — 1,330,000 Maturity 8/15/26, Interest 6.750%	**	1,702,400
	United States Treasury Bonds	US Government Security, Par — 4,885,000 Maturity 11/15/21, Interest 8.000%	**	6,685,582
	United States Treasury Notes	US Government Security, Par — 5,780,000 Maturity 4/30/08, Interest 4.875%	**	5,807,998
	United States Treasury Notes	US Government Security, Par — 4,990,000 Maturity 2/30/08, Interest 3.000%	**	4,988,049
	Abbott Laboratories	Corporate Bond, Par — 2,075,000 Maturity 11/30/12, Interest 5.150%	**	2,120,748
	Du Pont	Corporate Bond, Par — 2,120,000 Maturity 12/16/16, Interest 5.250%	**	2,085,804
	Union Pacific Corporation	Corporate Bond, Par — 2,075,000 Maturity 1/31/13, Interest 5.450%	**	2,093,096

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	Wal-Mart Stores, Inc.	Corporate Bond, Par — 2,050,000 Maturity 2/15/18, Interest 5.800%	**	2,116,369
	Henkel KGAA	Non Voting Preferred Stock	**	78,498
	Mylan Inc	Convertible Preferred Stock Until 11/15/10	**	508,125
	SLM Corporation	Convertible Preferred Stock Until 11/15/10	**	311,250
	3M Company	Common Stock	**	529,530
	Abbott Laboratories	Common Stock	**	1,865,865
	Abitibibowater, Inc.	Common Stock	**	79,720
	Accenture LTD	Common Stock	**	302,652
	Ace Limited	Common Stock	**	345,968
	Actuant Corp Class A	Common Stock	**	768,626
	Adtran Inc	Common Stock	**	33,139
	Advanced Micro Devices Inc	Common Stock	**	494,250
	Advanced Semiconductor Engineering Inc	Sponsored ADR	**	20,311
	Aegon NV	Common Stock	**	49,493
	AES Corporation	Common Stock	**	465,233
	Aetna Inc	Common Stock	**	338,875
	Agilent Technologies Inc	Common Stock	**	150,634
	Agrium Inc	Common Stock	**	64,989

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	Alcatel	Common Stock	**	9,408
	Alcatel-Lucent	Common Stock	**	222,528
	Alcoa Inc	Common Stock	**	1,578,960
	Alcon Inc	Common Stock	**	648,400
	Align Tehnology Inc	Common Stock	**	47,955
	Allegheny Technologies Inc	Common Stock	**	129,600
	Allergan Inc	Common Stock	**	379,016
	Allied Waste Industries	Common Stock	**	2,008,946
	Allscripts Healthcare Solutions	Common Stock	**	19,906
	Altria Group Inc	Common Stock	**	5,659,431
	Amazon.com Inc	Common Stock	**	1,207,933
	American Electric Power Inc	Common Stock	**	1,326,960
	American Express Company	Common Stock	**	322,004
	American International Group Inc	Common Stock	**	6,921,376
	American Medical Systems Holdings Inc	Common Stock	**	36,150
	American Tower Systems Corporation Class A	Common Stock	**	583,620
	Ameriprise Financial Inc	Common Stock	**	93,687
	AmerisourceBergen Corp	Common Stock	**	1,305,717
	Ameristar Casinos Inc	Common Stock	**	28,917

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	Amgen Inc	Common Stock	**	1,422,922
	AMN Healthcare Services Inc	Common Stock	**	8,585
	Amylin Pharmaceuticals Inc	Common Stock	**	36,075
	Anheuser Busch Companies Inc	Common Stock	**	600,863
	Aon Corporation	Common Stock	**	290,909
	Apollo Group Inc	Common Stock	**	56,120
	Apple Inc	Common Stock	**	2,731,919
	Applied Biosytems Group	Common Stock	**	98,368
	Applied Material Inc	Common Stock	**	360,528
	Arcelormittal-NY Registered	Common Stock	**	2,444,260
	Arch Coal Inc	Common Stock	**	175,227
	Archer Daniels Midland Co	Common Stock	**	557,160
	Asatsu DK Inc	Common Stock	**	14,009
	ASML Holding NV	Common Stock	**	132,795
	Assurant Inc	Common Stock	**	194,010
	AT&T	Common Stock	**	7,670,729
	Autoliv Inc	Common Stock	**	611,436
	Automatic Data Processing Inc	Common Stock	**	333,530
	Avery Dennison Corporation	Common Stock	**	175,362

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	Avon Products Inc	Common Stock	**	988,329
	Axis Capital Holdings Ltd	Common Stock	**	826,164
	Baker Hughes Inc	Common Stock	**	1,102,960
	Bankok Bank PCL	Common Stock	**	31,878
	Bank of New York Mellon Corp	Common Stock	**	1,632,631
	Bank of America Corp	Common Stock	**	5,235,894
	Barclays	Common Stock	**	23,075
	Bard C R Inc	Common Stock	**	151,680
	Barrick Gold Corp	Common Stock	**	96,715
	Baxter International Inc	Common Stock	**	271,674
	Bayersche Motorewerke	Common Stock	**	24,989
	Bear Stearns Cos Inc	Common Stock	**	45,890
	Becton Dickinson & Co	Common Stock	**	236,531
	Bed Bath & Beyond Inc	Common Stock	**	537,837
	Best Buy Inc	Common Stock	**	1,185,678
	BJ Services Company	Common Stock	**	172,246
	Black & Decker Manufacturing, Inc	Common Stock	**	975,100
	H&R Block, Inc	Common Stock	**	1,418,748
	Boeing Co	Common Stock	**	688,310

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	Bombardier Inc	Common Stock	**	38,648
	Borders Group Inc	Common Stock	**	15,176
	Borg Warner Inc	Common Stock	**	832,652
	Boston Prtivate Financial Holdings Inc	Common Stock	**	25,726
	Boston Properties Inc	Common Stock	**	237,788
	BP PLC — ADR	Sponsored ADR	**	2,721,924
	BP PLC — Ord	Common Stock	**	62,435
	Bright Hironzons Family Solutions Inc	Common Stock	**	25,042
	Bristol Myers Squibb Co	Common Stock	**	548,964
	Brit Insurance Holdings PLC	Common Stock	**	15,499
	British Sky Broadcasting Group plc	Common Stock	**	54,216
	Broadcom Corporation	Common Stock	**	260,616
	CA Inc	Poison Pill Rights Issue	**	—
	Cablevision NY Group Class A	Common Stock	**	95,550
	Cabot Microelectronics Corp	Common Stock	**	34,115
	Caci International Inc Class A	Common Stock	**	680,504
	Cadbury Schweppes 12.5 P	Common Stock	**	76,642
	Cadbury Schweppes PLC	Sponsored ADR	**	1,372,486
	Campbell Soup Co	Common Stock	**	64,314

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	Canadian National Railway Company	Common Stock	**	112,632
	Capital One Financial Corp	Common Stock	**	283,560
	Cardinal Health Inc	Common Stock	**	379,418
	Career Education Corporation	Common Stock	**	643,584
	Carnival Corp	Common Stock	**	203,764
	Caterpillar Inc	Common Stock	**	856,208
	CBS Corp Class B	Common Stock	**	1,773,975
	Celgene Corp	Common Stock	**	303,600
	Centerpoint Energy Inc	Common Stock	**	128,475
	Central Japan Railway	Common Stock	**	34,123
	Cephalon Inc	Common Stock	**	78,936
	Charles River Laboratories	Common Stock	**	36,190
	Check Point Software Technologies LTD	Common Stock	**	1,029,924
	Cheung Kong Holdings	Common Stock	**	110,960
	Chevron Corp	Common Stock	**	5,961,920
	Christopher & Banks Corp	Common Stock	**	24,904
	Cigna Corp	Common Stock	**	236,412
	Cisco Systems Inc.	Common Stock	**	1,910,574
	CIT Group Inc	Common Stock	**	201,852

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	Citigroup Inc	Common Stock	**	2,719,667
	Clorox Co	Common Stock	**	1,029,686
	CME Group, Inc	Common Stock	**	404,740
	Coach Inc	Common Stock	**	205,192
	Coca Cola Co.	Common Stock	**	2,492,113
	Coldwater Creek Inc	Common Stock	**	30,774
	Colgate Palmolive Co	Common Stock	**	237,778
	Comcast Corp Specail Class A	Common Stock	**	766,476
	Conagra Foods Inc.	Common Stock	**	1,446,432
	ConocoPhillips	Common Stock	**	6,367,313
	Consol Energy Inc	Common Stock	**	307,536
	Constellation Energy Group Inc	Common Stock	**	338,349
	Cooper Industries LTD	Common Stock	**	126,912
	Corinthian Colleges Inc	Common Stock	**	56,980
	Corning Inc.	Common Stock	**	1,134,967
	Costco Wholesale Corp	Common Stock	**	313,920
	Countrywide Financial Corporation	Common Stock	**	520,487
	Covance Inc	Common Stock	**	25,986
	Coviden LTD	Sponsored ADR	**	1,234,141

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	Cree, Inc	Common Stock	**	34,338
	Crown Castle Intl Corp	Common Stock	**	432,640
	CVS/Caremark Corporation	Common Stock	**	1,387,116
	DR Horton Inc	Common Stock	**	84,552
	Danaher Corp	Common Stock	**	619,445
	Deere & Co	Common Stock	**	865,085
	Dell Inc	Common Stock	**	915,939
	Deutsche Bank AG	Registered Shares	**	983,516
	Deutsche Telekom AG	Common Stock	**	54,937
	Devon Energy Corporation	Common Stock	**	1,206,153
	DeVry Inc	Common Stock	**	38,970
	Diageo PLC	Common Stock	**	73,095
	Diebold Inc.	Common Stock	**	730,296
	Discovery Holding Co	Common Stock	**	578,220
	Dolby Laboratories Inc	Common Stock	**	37,290
	Domtar Corp	Common Stock	**	726,705
	Dover Corp	Common Stock	**	1,608,080
	Dow Chemical	Common Stock	**	1,881,911

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	Downey Financial Corp	Common Stock	**	503,982
	Du Pont EI De Nemours & Co	Common Stock	**	1,402,062
	Dynegy Inc Class A	Common Stock	**	202,919
	EMC Corporation	Common Stock	**	300,927
	Ebay Inc	Common Stock	**	590,848
	Echostar Communications	Common Stock	**	97,695
	Edison International	Common Stock	**	264,182
	Electronic Arts Inc	Common Stock	**	137,848
	Electronic Data Systems Corp	Common Stock	**	169,986
	Eli Lilly & Co	Common Stock	**	560,595
	Emerson Electric Co	Common Stock	**	566,600
	Encana Corp	Common Stock	**	61,553
	Entergy Corp	Common Stock	**	1,171,296
	EOG Resources, Inc	Common Stock	**	315,945
	Equity Residential Property Trust	Common Stock	**	244,349
	Estee Lauder Companies Inc	Common Stock	**	109,025
	Eurpoean Aeronautic	Common Stock	**	38,300
	Exelon Corporation	Common Stock	**	742,924
	Expedia Inc	Common Stock	**	183,396

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	Expeditors International of Washington Inc	Common Stock	**	317,228
	Express Scripts Inc	Common Stock	**	671,235
	Exxon Mobil Corp	Common Stock	**	11,572,589
	Fair Isaac, Inc.	Common Stock	**	1,038,445
	Fairchild Semicondutor International	Common Stock	**	15,512
	Fastenal Co	Common Stock	**	72,756
	Federal Home Loan Mortgage Corp	Common Stock	**	1,798,896
	Federal National Mortgage Assn	Common Stock	**	811,594
	Federated Investors Inc Class B	Common Stock	**	185,220
	Fidelity National Financial Inc	Common Stock	**	261,519
	First Horizon National Corp	Common Stock	**	185,130
	First Solar Inc	Common Stock	**	347,282
	Firstenergy Corp	Common Stock	**	405,104
	Firstservice Corp	Common Stock	**	29,298
	Flextronics International Ltd	Common Stock	**	1,290,396
	Flour Corp	Common Stock	**	131,148
	FMC Technologies Inc	Common Stock	**	374,220
	Ford Motor Company	Common Stock	**	205,938

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	Forest Labs Inc	Common Stock	**	885,735
	Forestar Real Estate Group Inc	Common Stock	**	296,448
	Formfactor Inc	Common Stock	**	36,410
	Fortune Brands Inc	Common Stock	**	101,304
	Foster Wheeler LTD	Common Stock	**	108,514
	France Telecom	Common Stock	**	75,591
	Franklin Reources Inc	Common Stock	**	234,582
	Freeport-McMoran Copper & Gold Inc	Common Stock	**	1,158,699
	Fresenius Medical Care AG	Common Stock	**	75,100
	Gamestop Corp	Common Stock	**	31,055
	Gap Inc	Common Stock	**	851,200
	Garmin LTD	Common Stock	**	574,434
	Genentech Inc	Common Stock	**	67,070
	General Dynamics Corp	Common Stock	**	711,920
	General Electric Co	Common Stock	**	6,019,797
	General Mills Inc	Common Stock	**	379,620
	General Motors Corp	Common Stock	**	1,165,051
	Gentex Corp	Common Stock	**	20,436
	Genworth Financial Inc Class A	Common Stock	**	1,938,781

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	Genzyme Corp	Common Stock	**	133,992
	Gilead Science Inc	Common Stock	**	1,694,410
	Glaxosmithkline	Common Stock	**	89,109
	Goldman Sachs Group Inc	Common Stock	**	3,028,979
	Google Inc	Common Stock	**	3,173,893
	Grant Prideco Inc	Common Stock	**	321,958
	Guaranty Financial Group Inc	Common Stock	**	5,867
	Guess Inc	Common Stock	**	303,537
	Harley Davidson Inc	Common Stock	**	126,117
	Harman International Industries Inc	Common Stock	**	103,194
	Harrahs Entertainment Inc	Common Stock	**	150,875
	Hartford Financial Services Group	Common Stock	**	956,474
	Hasboro Inc	Common Stock	**	133,016
	Heidrick & Struggles International Inc	Common Stock	**	41,749
	Hewitt Packard Co	Common Stock	**	2,292,145
	Home Depot	Common Stock	**	574,900
	Honeywell International Inc.	Common Stock	**	856,439
	Humana Inc	Common Stock	**	210,868
	IAC InterActiveCorp	Common Stock	**	975,850

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	Illinois Tool Works Inc	Common Stock	**	146,164
	Infineon Technologies AG	Common Stock	**	36,803
	Ingersoll-Rand Company LTD	Common Stock	**	1,840,212
	Integrated Device Technology Inc	Common Stock	**	755,508
	Intel Corp	Common Stock	**	786,203
	Interactive Brokers Group Inc	Common Stock	**	138,976
	Intercontinentalal Exchange Inc	Common Stock	**	154,000
	Intermune Inc	Common Stock	**	9,331
	Internap Network Services	Common Stock	**	22,491
	International Business Machines Corp	Common Stock	**	1,816,080
	International Game Technology	Common Stock	**	528,917
	International Paper Co	Common Stock	**	246,088
	International Power PLC	Common Stock	**	68,608
	Intuit	Common Stock	**	278,168
	Intuitive Surgical Inc	Common Stock	**	863,495
*	ITT Corporation	Common Stock	**	713,484,405
	ITT Educational Services Inc	Common Stock	**	21,318
	Jaredine Matheson Holdings	Common Stock	**	44,320
	JDS Uniphase Corp	Common Stock	**	111,720

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	Jetblue Airways Corp	Common Stock	**	444,860
	Johnson & Johnson	Common Stock	**	1,726,863
	Johnson Controls Inc	Common Stock	**	74,603
	Joy Global Inc	Common Stock	**	210,624
*	JP Morgan Chase & Co	Common Stock	**	5,552,280
	Juniper Networks Inc	Common Stock	**	1,009,014
	KB Homes	Common Stock	**	678,240
	Kimberley Clark Corporation	Common Stock	**	1,171,846
	Knot Inc	Common Stock	**	19,527
	Kohls Corp	Common Stock	**	638,910
	Konami Co	Common Stock	**	42,591
	Korn Ferry International	Common Stock	**	31,994
	Kraft Foods Inc	Common Stock	**	687,841
	Kroger Co	Common Stock	**	2,219,601
	Laboratory Corp. of America Holdings	Common Stock	**	203,931
	Lamar Advertising Co Class A	Common Stock	**	197,087
	Lazard Ltd	Common Stock	**	736,308
	Lehman Brothers Holding Inc	Common Stock	**	405,728
	Lennar Corporation Class A	Common Stock	**	94,817

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	Liberty Global Inc	Common Stock	**	917,787
	Life Time Fitness Inc	Common Stock	**	17,388
	Lincoln National Corp	Common Stock	**	314,388
	Linde AG	Common Stock	**	52,920
	Lions Gate Entertainment Corp	Common Stock	**	25,905
	Lockheed Martin Corp	Common Stock	**	431,566
	Lowes Corp	Common Stock	**	211,428
	Lonza Group AG	Common Stock	**	72,817
	Loopnet Inc	Common Stock	**	8,079
	Lowes Cos Inc	Common Stock	**	371,194
	Macy’s Inc	Common Stock	**	2,051,491
	Manhattan Associates Inc	Common Stock	**	929,190
	Marathon Oil Corp	Common Stock	**	4,229,770
	Marinemax Inc	Common Stock	**	19,763
	Marketaxess Holdings Inc	Common Stock	**	17,962
	Marriott International Inc Class A	Common Stock	**	345,218
	Marsh & McLennan Cos Inc	Common Stock	**	71,469
	Marshall & Ilsley Corp	Common Stock	**	206,491

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	Marvell Technology Group	Common Stock	**	548,016
	Masco Corp	Common Stock	**	136,143
	Mastercard Inc Class A	Common Stock	**	909,866
	Maxim Intergrated Products Inc	Common Stock	**	254,208
	MBIA Inc	Common Stock	**	570,078
	McDermott International Inc	Common Stock	**	82,642
	McDonalds Corp	Common Stock	**	933,076
	McGraw-Hill Companies Inc	Common Stock	**	179,621
	McKesson Corp	Common Stock	**	1,827,729
	Meadwestvaco Corp	Common Stock	**	25,040
	Medco Health Solutions Inc	Common Stock	**	895,058
	Medics Pharmaceutical Corp Class A	Common Stock	**	640,810
	Medtronic Inc	Common Stock	**	673,618
	Melco PBL Entertainment	Sponsored ADR	**	230,044
	Memc Electronic Materials Inc	Common Stock	**	782,694
	Mentor Corp	Common Stock	**	48,875
	Merck & Co Inc	Common Stock	**	4,367,025
	Meredith Corp	Common Stock	**	82,470
	Merrill Lynch & Co Inc	Common Stock	**	2,999,102

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	MetLife Inc	Common Stock	**	3,990,511
	Metropcs Communications Inc	Common Stock	**	268,410
	MGM Mirage Inc	Common Stock	**	159,638
	Micrel Inc	Common Stock	**	19,013
	Microsoft Corp	Common Stock	**	7,243,318
	Millennium Pharmaceuticals Inc	Common Stock	**	350,532
	Millipore Corp	Common Stock	**	73,180
	Mizumo Investors Securite	Common Stock	**	7,474
	MKS Instruments Inc	Common Stock	**	36,845
	Monsanto Co	Common Stock	**	1,298,731
	Monster Worldwide Inc	Common Stock	**	213,840
	Moodys Corp	Common Stock	**	110,670
	Morgan Stanley	Common Stock	**	1,980,472
	Morningstar Inc	Common Stock	**	7,775
	Morrison W Supermarket	Common Stock	**	82,814
	Motorola Inc	Common Stock	**	1,281,275
	MTU Aero Engines Holding	Common Stock	**	34,344
	Murphy Oil Corp	Common Stock	**	526,008
	Nabors Oil Corp	Common Stock	**	71,214

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	Nalco Holding Co	Common Stock	**	602,082
	National Instruments Corp	Common Stock	**	24,998
	National Oilwell Varco Inc	Common Stock	**	655,410
	Navigant Consulting Co	Common Stock	**	22,214
	Nestle SA	Common Stock	**	91,861
	Network Appliance Inc	Common Stock	**	152,256
	Newell Rubbermaid Inc	Common Stock	**	62,112
	Newfield Exploration Co	Common Stock	**	1,106,700
	News Corp Class A	Common Stock	**	474,549
	Nidec Corporation	Common Stock	**	44,470
	NII Holdings	Common Stock	**	53,152
	Nike Inc Class B	Common Stock	**	127,838
	Nisource Inc	Common Stock	**	47,225
	Nitto Denko Corp	Common Stock	**	52,992
	Nokia AB	Common Stock	**	34,896
	Nokia Corp	Sponsored ADR	**	1,501,702
	Nordson Corp	Common Stock	**	747,684
	Norfolk Southern Corp	Common Stock	**	429,245
	Northern Trust Corp	Common Stock	**	114,870

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	Northrop Grumman Corp	Common Stock	**	2,319,880
	Northwest Airlines Corp	Common Stock	**	528,164
	Novartis AG	ADR	**	858,098
	NRG Energy Inc.	Common Stock	**	1,230,856
	Nucor Corp	Common Stock	**	313,866
	Nvidia Corp	Common Stock	**	481,111
	Occidental Petroleum Corp	Common Stock	**	2,268,126
	Office Depot Inc	Common Stock	**	280,982
	Omnicom Group	Common Stock	**	261,415
	Oracle Corporation	Common Stock	**	606,499
	Oxford Industries Inc	Common Stock	**	28,347
	PF Chang’s China Bristro Inc	Common Stock	**	32,547
	Paccar Inc	Common Stock	**	168,888
	Panera Bread Company Class A	Common Stock	**	32,238
	Parker Hannifin Corp	Common Stock	**	621,308
	Peabody Energy Corporation	Common Stock	**	1,319,096
	Pearson PLC	Sponsored ADR	**	1,123,648
	Pepsico Inc	Common Stock	**	1,133,946
	Performance Food Group Co	Common Stock	**	1,072,113

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	Pfizer Inc	Common Stock	**	7,502,719
	Pharmaceutical Product Development Inc	Common Stock	**	50,463
	Pinnacle West Capital Corp	Common Stock	**	63,615
	PNC Financial Services Group	Common Stock	**	210,080
	Pool Corporation	Common Stock	**	18,343
	Potash Corp of Saskatchewan	Common Stock	**	734,196
	PPL Corporation	Common Stock	**	359,421
	Praxair Inc	Common Stock	**	582,825
	Precision Castparts Corp	Common Stock	**	166,440
	Privatebancorp Inc	Common Stock	**	22,039
	Procter & Gamble Co	Common Stock	**	2,248,121
	Progressive Corp	Common Stock	**	95,800
	Prologis-SBI	Common Stock	**	215,492
	Prudential Financial Inc	Common Stock	**	518,233
	PSS World Medical Inc	Common Stock	**	29,844
	Public Service Enterprise Group Inc	Common Stock	**	481,376
	Qualcom Inc	Common Stock	**	1,329,243
	Quality Systems Inc	Common Stock	**	19,056
	Quanta Services Inc	Common Stock	**	52,480

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	Radio One Inc	Common Stock	**	174,669
	Raymond James Financial Inc	Common Stock	**	30,211
	Raytheon Co	Common Stock	**	154,178
	Red Hat Inc	Common Stock	**	516,832
	Reliant Energy, Inc	Common Stock	**	223,040
	Republic Services Inc Class A	Common Stock	**	134,805
	Research In Motion	Common Stock	**	475,146
	Rhoen Klinikum AG	Common Stock	**	50,107
	Rio Tinto PLC	Sponsored ADR	**	209,950
	Robert Half International Inc	Common Stock	**	59,488
	Rockwell Collins Inc	Common Stock	**	273,486
	Rogers Communications Inc	Common Stock	**	416,300
	Ross Stores Inc	Common Stock	**	162,625
	Royal Bank of Scotland Group	Common Stock	**	784,992
	Royal Dutch Shell PLC	Common Stock	**	21,011
	Royal Dutch Shell PLC	Sponsored ADR	**	1,641,900
	Royal Dutch Shell PLC Class A	Common Stock	**	12,632
	Ryland Group Inc	Common Stock	**	1,071,695
	Saks Incorporated	Common Stock	**	432,161

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	Sanmina-Sci Corp	Common Stock	**	129,220
	Sanofi-Aventis	Common Stock	**	92,080
	SAP AG	Common Stock	**	72,910
	Sara Lee Corp	Common Stock	**	1,512,852
	Schering Plough Corp	Common Stock	**	509,091
	Schlumberger Ltd	Common Stock	**	3,817,740
	Schwab Charles Corp	Common Stock	**	1,655,640
	Scripps Howard Inc	Common Stock	**	140,881
	Seagate Technology	Common Stock	**	175,950
	Secom Co	Common Stock	**	43,754
	Sempra Energy	Common Stock	**	340,340
	Semtech Corp	Common Stock	**	15,132
	Seven & I Holdings Co Ltd	Common Stock	**	23,345
	Shaw Communications Inc	Common Stock	**	255,744
	Sherwin Williams Co	Common Stock	**	63,844
	Siemens AG	Common Stock	**	95,109
	Sigma Aldrich Corp	Common Stock	**	65,520
	Signet Group	Common Stock	**	15,828
	Silicon Motion Technology Corp	Sponsored ADR	**	17,780

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	Siliconware Precision Industries Co., Ltd	Sponsored ADR	**	32,893
	Simon Property Group Inc	Common Stock	**	396,082
	SLM Corp	Common Stock	**	30,210
	Smurfit-Stone Container Corp	Common Stock	**	796,224
	Sony Corp	Common Stock	**	55,498
	Sony Corporation	Sponsored ADR	**	1,075,140
	Southwest Airlines Co	Common Stock	**	283,040
	Spectra Energy Corp	Common Stock	**	371,808
	Sprint Nextel Corp	Common Stock	**	2,461,875
	ST Jude Medical Inc	Common Stock	**	885,952
	Stancorp Financial Group Inc	Common Stock	**	977,372
	Starbucks Corp	Common Stock	**	106,444
	State Street Corp	Common Stock	**	479,892
	Stryker Corp	Common Stock	**	186,800
	Sun Microsytems, Inc	Common Stock	**	338,161
	Sundrug Co Ltd	Common Stock	**	31,849
	Sunoco Inc	Common Stock	**	470,860
	SunTrust Banks Inc	Common Stock	**	382,439
	Supervalu Inc	Common Stock	**	739,144

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	Symantec Corp	Common Stock	**	839,280
	Symrise AG	Common Stock	**	38,891
	Synovus Financial Corp	Common Stock	**	195,048
	Sysco Corp	Common Stock	**	249,992
	Taiwan Semiconductor Manufacturing Co	Common Stock	**	996
	Target Corp	Common Stock	**	486,000
	Tech Data Corp	Common Stock	**	675,188
	Technip SA	Common Stock	**	39,841
	Teco Energy Inc	Common Stock	**	201,357
	Telecom Italia SPA	Common Stock	**	64,001
	Temple Inland Inc	Common Stock	**	510,735
	Terex Corp	Common Stock	**	1,147,475
	Teva Pharmaceutical Industries	Sponsored ADR	**	627,480
	Thermo Fisher Scientific Inc.	Common Stock	**	1,068,695
	Time Warner Cable Inc.	Common Stock	**	281,520
	Time Warner, Inc.	Common Stock	**	1,526,680
	TJX Cos. Inc.	Common Stock	**	298,505
	Total S. A.	Sponsored ADR	**	487,340

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	Total S. A. Eur 2.5	Common Stock	**	83,088
	Transocean Ordinary Shares	Common Stock	**	560,719
	Travelers Companies, Inc.	Common Stock	**	3,147,838
	Trimble Nav Ltd.	Common Stock	**	14,364
	Trinity Mirror PLC 10 P	Common Stock	**	2,151
	Tyco Electroics Ltd.	Common Stock	**	1,056,905
	Tyco International Ltd.	Common Stock	**	1,188,112
	UAL Corp.	Common Stock	**	517,676
	Union Pacific Corp.	Common Stock	**	11,306
	United Microelectronics Corporation	Common Stock	**	8,283
	United Technologies Corp.	Common Stock	**	1,569,835
	UnitedHealth Group Inc	Common Stock	**	492,372
	Urban Outfitters Incorporated	Common Stock	**	1,172,180
	US Bancorp Del	Common Stock	**	611,313
	Valero Energy Corp.	Common Stock	**	311,634
	Verisign Inc. Com	Common Stock	**	342,251
	Verizon Communications	Common Stock	**	1,026,715
	Viacom Inc	Common Stock	**	1,095,101
	Virgin Mobile USA Inc.	Common Stock	**	180,467

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	Vivendi SA Eur 5.50	Common Stock	**	77,995
	Vodafone Gr. Plc 0.114286	Common Stock	**	80,748
	Vodafone Group Plc	Common Stock	**	2,724,360
	Wachovia Corp	Common Stock	**	295,874
	Wal Mart Stores Inc	Common Stock	**	2,864,633
	Walgreen Co.	Common Stock	**	289,789
	Walt Disney Co.	Common Stock	**	540,367
	Warner Chilcott Ltd. Class A	Common Stock	**	62,055
	Warner Music Group Corp.	Common Stock	**	530,230
	Washington Mutual Inc.	Common Stock	**	53,215
	Waste Management Inc	Common Stock	**	1,123,848
	Watson Pharmaceuticals Inc	Common Stock	**	892,906
	Weight Watchers Intl. Inc.	Common Stock	**	659,628
	Wellpoint, Inc.	Common Stock	**	586,914
	Wells Fargo & Co.	Common Stock	**	1,002,006
	Western Union Co.	Common Stock	**	570,580
	Weyerhaeuser Co.	Common Stock	**	120,196
	Whole Foods Mkt. Inc.	Common Stock	**	77,520
	Wilmington Tr. Corp.	Common Stock	**	17,600

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	Winnebago Inds. Inc.	Common Stock	**	21,546
	Wisconsin Energy Corp	Common Stock	**	681,940
	WMS Inds. Inc.	Common Stock	**	86,104
	Wright Medical Group Inc.	Common Stock	**	23,336
	Wrigley Wm. Jr. Co.	Common Stock	**	648,149
	Wyeth	Common Stock	**	2,186,079
	Wyndham Worldwide Corp.	Common Stock	**	49,476
	Xilinx Inc.	Common Stock	**	445,929
	Xinhua Finance Media Ltd. ADR	Common Stock	**	284,400
	XL Capital Ltd	Common Stock	**	508,131
	XM Satellite Radio Hold-CL	Common Stock	**	800,496
	XTO Engergy Inc.	Common Stock	**	263,836
	Yahoo Inc. Com.	Common Stock	**	205,386
	Zimmer Holdings	Common Stock	**	138,915

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

*	Participants Loans	Participant Loans The Loan interest rate ranges varied from 4% — 10.5%, with scheduled maturity dates from 6/22/2006 — 10/31/2028	**	25,388,732
	Self-Directed Brokerage Fund	Other	**	7,020,219
	American Century Small Companies	Registered Investment Company	**	70,093,538
	American Global New Perspective Fund	Registered Investment Company	**	182,789,664
	JP Morgan U. S. Large Cap Core Plus-S	Registered Investment Company	**	2,985,339
	Ishares Russell 2000 Value Index	Registered Investment Company	**	1,013,898
	JP Morgan Chase Bank International Bond Fund	Common Collective Trust	**	408,813
	JP Morgan Chase Bank Mortgage Private Placement	Common Collective Trust	**	9,049,623
	JP Morgan Chase Bank Public Bonds Fund	Common Collective Trust	**	42,426,093
	JP Morgan Chase Bank Smart Index Fund	Common Collective Trust	**	118,437,001
	JP Morgan Chase Bank Smart Retirement 2010	Common Collective Trust	**	21,563,738
	JP Morgan Chase Bank Smart Retirement 2015	Common Collective Trust	**	27,324,026
	JP Morgan Chase Bank Smart Retirement 2020	Common Collective Trust	**	41,306,440
	JP Morgan Chase Bank Smart Retirement 2025	Common Collective Trust	**	1,519,290
	JP Morgan Chase Bank Smart Retirement 2030	Common Collective Trust	**	29,671,732
	JP Morgan Chase Bank Smart Retirement 2035	Common Collective Trust	**	578,026
	JP Morgan Chase Bank Smart Retirement 2040	Common Collective Trust	**	648,573
	JP Morgan Chase Bank Smart Retirement 2045	Common Collective Trust	**	337,255

ITT SALARIED INVESTMENT AND SAVINGS PLAN	EIN: 13-5158950
SCHEDULE H, PART IV, LEVEL 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)	PN: 100
AS OF DECEMBER 31, 2007

		(c) Description of Investment, including Maturity Date,
	(b) Identity of Issuer, Borrower,	Rate of Interest, Collateral, and Par or		(e) Current
(a)	Lesser or Similar Party	Maturity Value	(d) Cost	Value

	JP Morgan Chase Bank Smart Retirement 2050	Common Collective Trust	**	926,548
	JP Morgan Chase Bank Smart Retirement Income	Common Collective Trust	**	15,524,985
	Intech Institutional Large Cap	Common Collective Trust	**	35,446,343
	State Street Global Advisors	Common Collective Trust	**	3,861,299
	Stable Value Fund investments and wrapper contracts:
	Bank of America	Bank Investment Contract Interest 5.52% Wrapper Contract	**	209,574,155 —
	Natixis Financial Products, Inc	Insurance Company General Account Interest 4.41% Wrapper Contract	**	8,851,777 —
	Natixis Financial Products, Inc	Insurance Company General Account Interest 5.84% Wrapper Contract	**	192,262,158 —
	JP Morgan Chase Bank	Bank Investment Contract Interest 4.74% Wrapper Contract	**	40,020,910 —
	Monumental Life Insurance Co	Insurance Company General Account Interest 4.93% Wrapper Contract	**	164,039,961 —

	TOTAL INVESTMENTS		**	2,401,982,222

*	Party-in-interest to the Plan

**	Cost information is not required for participant directed investments and, therefore, is not included.